





NUMBER

0

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SHARES

# NARROWSTEP INC.

SEE REVERSE SIDE FOR CERTAIN DEFINITIONS

TOTAL AUTHORIZED ISSUE
50,000,000 SHARES PAR VALUE $.000001 EACH
COMMON STOCK

SPECIMEN

This is to Certify that ______________________________ is the owner of
______________________________ *fully paid and non-assessable shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate, properly endorsed.*

*Witness, the seal of the Corporation and the signatures of its duly authorized officers.*

Dated:

SECRETARY/TREASURER

PRESIDENT

PRECISE CORPORATE PRINTING, N.Y.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

| | | |
|---|---|---|
| TEN COM | —as tenants in common | UNIF GIFT MIN ACT — ....... Custodian ............ (Cust) (Minor) under Uniform Gifts to Minors Act ........................ (State) |
| TEN ENT | —as tenants by the entireties | |
| JT TEN | —as joint tenants with right of survivorship and not as tenants in common | |

Additional abbreviations may also be used though not in the above list.

*For value received, ____ hereby sell, assign and transfer unto*

PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE

________________________________________

(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE)

________________________________________

________________________________________ *Shares*

***represented by the within Certificate, and do hereby irrevocably constitute and appoint***

________________________________________ *Attorney*

***to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.***

*Dated* ____________________

*In presence of*

________________________________

________________________________

*NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.*